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       January 25, 2021

       Guy Zyskind
       Chief Executive Officer, Chief Technology Officer, and President
       Enigma MPC
       186 Museum Way
       San Francisco, CA 94114

                                                        Re: Enigma MPC
                                                            Form 10-12G
                                                            Filed September 18,
2020
                                                            File No. 000-56202

       Dear Mr. Zyskind:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




       Sincerely,


       Division of Corporation Finance

       Office of Finance